CERTIFICATE OF INCORPORATION

of

New RC, Inc.

Pursuant to Section 102 of the General
Corporation Law of the State of Delaware

       <u>FIRST</u>:   The name of the corporation is New RC, Inc. (hereinafter referred to as the "Corporation").

       <u>SECOND</u>:   The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

       <u>THIRD</u>:   The purposes of the Corporation are to hold the voting securities of other companies and to engage in any other lawful business or activity for which corporations may be incorporated under the General Corporation Law of the State of Delaware. The Corporation shall have all the powers and privileges that are lawful for a corporation to have and exercise under the General Corporation Law of the State of Delaware.

       <u>FOURTH</u>:   The total number of shares of stock that the Corporation shall have authority to issue is 100 shares of Common Stock, all of one class, with a par value of $0.01 per share.

       <u>FIFTH</u>:   The name and mailing address of the sole incorporator of the Corporation is John Cacomanolis, c/o LeBoeuf, Lamb, Greene & MacRae, L.L.P., 125 W. 55th Street, New York New, York 10019.

       <u>SIXTH</u>:   The board of directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation at any meeting at which a quorum is present by the affirmative vote of a majority of the whole board of directors. Election of directors need not be by written ballot. Any director may be removed at any time with or without cause, and the vacancy resulting from such removal shall be filled, by vote of a majority of the stockholders of the Corporation at a meting called for that purpose or by unanimous consent in writing of the stockholders.

SEVENTH: To the fullest extent permitted by law, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

THE UNDERSIGNED has executed this Certificate of Incorporation this ninth day of February, 2001.

JOHN CACOMANOLIS
Name: John Cacomanolis
Sole Incorporator

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

NEW RC, INC.

New RC, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

First: That, by written consent of the sole director of the Corporation, resolutions were duly adopted setting forth two proposed amendments to the Certificate of Incorporation of the Corporation, declaring such amendments to be advisable and in the best interests of the Corporation, and directing that such proposed amendments be submitted to the sole stockholder of the Corporation for its consideration. The resolutions setting forth the proposed amendments were as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by deleting therefrom the current Article First and substituting therefor the following new Article First:

FIRST: The name of the corporation is Pepco Holdings, Inc. (hereinafter the "Corporation").

FURTHER RESOLVED, that the Certificate of Incorporation of the Corporation be amended by deleting therefrom the current Article Fourth and substituting therefor the following new Article Fourth:

FOURTH: The total number of shares of stock that the Corporation shall have the authority to issue is 400,000,000 shares of Common Stock, all of one class, par value $0.01 per share.

Second: That, pursuant to a resolution of the board of directors of the Corporation, such amendments were submitted to the sole stockholder of the Corporation for its consideration. By written consent of the sole stockholder of the Corporation in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware, all of the issued and outstanding shares of the capital stock of the Corporation were voted in favor of the amendments.

Third: That such amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Dennis R. Wraase, its President, and attested by Ellen Sheriff Rogers, its Assistant Secretary, this 22nd day of January, 2002.


D.R. WRAASE
Dennis R. Wraase
President and Treasurer


Attest:

ELLEN SHERIFF ROGERS
Ellen Sheriff Rogers
Assistant Secretary